UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Nasdaq Notification Regarding regaining compliance with Minimum Market Value of Listed Securities

On August 28, 2025, Nuvini Group Limited (the “Company”)  received a notice (the “Compliance Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company has regained compliance with the requirement to maintain a minimum Market Value of Listed Securities (“MVLS”) of $35 million as set forth under Nasdaq Listing Rule 5550(b)(2) for continued listing on The Nasdaq Capital Market. The staff at Nasdaq determined that for the last ten consecutive business days, from August 14 through August 27, 2025, the Company’s MVLS has been $35 million or greater.

As previously announced by the Company, on April 14, 2025, the Company had received a letter from Nasdaq indicating that, based upon the Company’s MVLS for the 30 consecutive business day period from February 28, 2025 through April 11, 2025, the Company did not maintain the minimum MVLS required and that the Company was afforded a period of 180 calendar days, or until October 13, 2025, in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

With the receipt of the Compliance Notice, the Company is now in compliance with The Nasdaq Capital Market’s listing requirements.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 28, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: August 28, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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